Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated June 25, 2007 in the Registration Statement (Form N-2) of Tortoise Gas and Oil Corporation filed with the Securities and Exchange Commission related to the initial public offering of common stock.

/s/ Ernst & Young LLP

Kansas City, Missouri
October 12, 2007